(d)(16)

[Directed Services LLC]

May 1, 2014

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

For the Adviser, Initial, Service Class and Service 2 Class shares, Directed Services LLC (the “Adviser”) agrees to waive, from May 1, 2014 through May 1, 2015, all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of VY Invesco Comstock Portfolio, a series of Voya Partners, Inc., shall be as follows:

	Maximum Operating Expense Ratios (as a percentage of average net assets)
Series	Adviser Class	Initial Class	Service Class	Service 2 Class
VY Invesco Comstock Portfolio	1.31%	0.81%	1.06%	1.21%

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Directed Services LLC

		By:	/s/ Todd Modic
Todd Modic
Vice President

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.